Exhibit 13.6

Monogram SeedInvest Promo Video

https://vimeo.com/349088198

Speakers:
Benjamin Sexson, Chief Executive Officer

Monogram Orthopaedics

Dr. Douglas Unis, Founder and Chief Medical Officer
Monogram Orthopaedics

Chris Scifert, Director of Engineering
Ortchid Orthopaedic Solutions

Dr. Bobby Jamieson, President & Fellowship Trained Orthopaedic Surgeon
The Orthopedic Specialty Center of Northern California (TOSC)

Dr. Adam Cohen, Board Certified Orthopaedic Surgeon
OrthoManhattan

Laura Gilmour, Global Medical Business Development Manager
EOS GmbH

Claire Paulene, Manager
Empirical Testing Solutions

Hollace Rhodes, VP Orthopaedic Regulatory Affairs
MCRA

Benjamin Sexson: “My name is Ben Sexson, and I'm the CEO of Monogram Orthopaedics. Monogram is the future of orthopedic medicine.”

Chris Scifert: “We looked at Monogram and we see an opportunity for something that's really not been done, that we know of, in the field today.”

Dr. Douglas Unis: “That is our mission as a company, to make it as good as it can get right now.”

Dr. Bobby Jamieson: “And when monogram gets that full FDA approval, it will be very disruptive to orthopedics.”

Dr. Adam Cohen: “If Monogram can successfully commercialize low-cost, patient specific implants, with high technology, robotic instrumentation, I think that it will disrupt the orthopedic market.”

Benjamin Sexson: “And it's going to change things forever.”

Dr. Douglas Unis: “We're doing joint replacements, in an analogue way, still, you know everybody gets an off-the-shelf, one-size-fits-all kind of implant.”

Benjamin Sexson: “The way it was done was by picking implants, generic implants, that sort of fit and inserting them with crude manual instrumentation that sort of worked. The future of orthopedic medicine is highly personal, it's about delivering patient specific solutions that are perfectly fit, and perfectly inserted.”

Dr. Bobby Jamieson: “Utilizing technology like Monogram’s system, will help decrease the risk to the patient, to the surgeon, and to the healthcare payer.”

Benjamin Sexson: “So, we're talking about technology that is just becoming viable for the application we're discussing. Patient specific implants that are 3dD printed, is the future.”

Laura Gilmour: “What's really interesting about patient specific implants using 3D printing is you can take CT or MRI data and use that to directly create an implant that would match a patient's anatomy perfectly.”

Dr. Adam Cohen: “Surgeons will demand it; patients will demand it. I think robot adoption will continue to accelerate.”

Dr. Douglas Unis: “So, this is a generic press-fit implant and you can see that it's essentially flat. We’re all of a sudden asking ourselves, so wait a minute why are we using flat implants, like why do we put a flat seesaw type implant on a tibia, that's not the best thing.”

Benjamin Sexson: “We have a solution that nobody else in the market is doing, that's completely proprietary, and will be completely disruptive.”

Dr. Douglas Unis: “We're creating rounded surfaces, because we can do it. We're doing because we can, because we have a robot that can, that can mill any shape that we want.”

Chris Scifert: “Where before, the technology wasn't quite there. Today we can use these materials, they come off the machines fully dense, need very little post-processing, and can almost go straight into a patient.”

Benjamin Sexson: “Every patient’s bone is different, and we don't actually know what the cavities are going to look like. What you're seeing here is the robot demonstrating its ability to maneuver in very unique ways and twist and reach cavities that can be difficult to reach.”

Dr. Adam Cohen: “Using robotic technology for hip replacements has decreased dislocation rate, has improved patient satisfaction rate, has decreased leg length discrepancies.”

Dr. Douglas Unis: “Having the robot contort itself in a variety of positions, facilitates obstacle avoidance, so it allows us to speed up the milling time, because the robot is so capable of positioning itself in such a way that it can avoid obstacles while still completing the task at hand.”

Chris Scifert: “A technology like this could not only upset the surgical realm, by having a better value stream there, but it could also upset the manufacturing realm, because it has the potential to replace existing technologies.”

Dr. Bobby Jamieson: “I work with Monogram really for two reasons. They are the only company that is utilizing robotics and custom fit implants together. The second reason I'm working with them is because I get to work with some of the most innovative minds in orthopedics today.”

Claire Paulene: “New femoral stems are required to undergo the test methods ISO 7206- 4 and 7206- 6, if seeking FDA approval.”

Benjamin Sexson: “We have simulated ISO 7206 - 4 and - 6 tests of our stem and passed successfully. Monogram has engaged some of the leading regulatory experts in the field, to help assist us with our FDA submission. We plan on submitting via the FDA's 510 K pathway.”

Hollace Rhodes: “The goal of a 510 K is to demonstrate substantial equivalence, a comparison of a new device to illegally marketed device. And the legally marketed device is referred to by FDA as predicate.”

Benjamin Sexson: “The market is ready for a just-in-time, patient-specific delivery of this care and Monogram is going to do it. Not only is the market ready for it from a business standpoint, but patients deserve better.”

Chris Scifert: “Monogram’ competition, those OEMS that are out there now selling, these types of products. Manufactured with traditional means and implanted with traditional means, will have to look at a whole new way of doing business.”

Dr. Douglas Unis: “On a personal note, you know, we focus on patients a lot and, as we should, this is all about taking care of patients. We can mitigate a lot of these complications and eliminate some of them. And to solve them with technology, and to look a patient in the eye and say this is as good as it gets now.”

Monogram Robotic Controls

https://www.youtube.com/watch?time_continue=5&v=oWb-n3iMmx4

***No Voiceover***

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Target Tracking

Robot Mounted Cameras

Obstacle Avoidance

Variable Speed